Exhibit 1.02

CONFLICT MINERALS REPORT

This Conflict Minerals Report of Worthington Industries, Inc. (the “Company”) for calendar year 2013 is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. In accordance with the Rule, the Company identified its products that contain tin, tantalum, tungsten or gold (“Conflict Minerals”) that were manufactured by or on behalf of the Company during the calendar year 2013 (the “Covered Products”), and undertook a reasonable country of origin inquiry to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”).

Based on its reasonable country of origin inquiry, the Company determined that, except for the products described in this Conflict Minerals Report, the Company reasonably believes that the Conflict Minerals contained in the Covered Products came from scrap or recycled sources, or the Company has no reason to believe that the Conflict Minerals in its Covered Products may have originated in a Covered Country. The Company is filing this Conflict Minerals Report because, after conducting its reasonable country of origin inquiry, it has reason to believe that the products identified in this Conflict Minerals Report (“Reported Products”) contain Conflict Minerals that may have originated in a Covered Country.

The Reported Products described in this Conflict Minerals Report contain tin sourced by the Company’s suppliers from Malaysia Smelting Corporation Berhad (“MSC”), a smelter that discloses in its publicly available Policy on Conflict Minerals that it sources some of the tin it produces from one or more Covered Countries. Although MSC is a participant in the Conflict Free Smelter Program of the Conflict Free Sourcing Initiative, the Company does not source directly from MSC and does not possess sufficient information to determine whether the Conflict Minerals sourced from MSC that are contained within the Reported Products originated in a Covered Country.

Part I. Due Diligence.

The Company has performed due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products.

1.	Due Diligence Performed

The Company has undertaken the following measures to exercise due diligence on the source of Conflict Minerals contained in the Covered Products.

1.1. The Company has a policy to comply with all laws and regulations to which it subject, including the disclosure obligations pertaining to the Conflict Minerals in its Covered Products.

1.2 The Company has designated certain managers and employees with the responsibility for overseeing and implementing its supply chain due diligence process.

1.3 The Company identified the Covered Products that contain Conflict Minerals and the suppliers who supply such Covered Products or components or materials that contain Conflict Minerals that are used in Covered Products (“Covered Suppliers”).

1.4 The Company informed its Covered Suppliers in writing that the Company is required to make annual public disclosures with respect to any Covered Products that contain Conflict Minerals.

1.5 The Company requested each of its Covered Suppliers to complete a questionnaire and provide a written certification (“Certification”). The Certification is designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source, origin and processor of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated from a Covered Country or were from recycled or scrap sources.

1.6 The Company reviewed the responses received from each of its Covered Suppliers who responded, and contacted each Covered Supplier who did not respond or whose Certification was incomplete to obtain additional information.

2.	Results of Due Diligence

In conducting its due diligence, the Company received information from one of its Covered Suppliers that the Conflict Minerals supplied to the Company may have originated in a Covered Country based on statements in the smelter’s publicly available Policy on Conflict Minerals that the smelter sources between 15-20% of the tin it produces from Central Africa, including one or more Covered Countries. The smelter was identified as MSC. Upon further review of the information provided to the Company by its Covered Suppliers, the Company determined that three of its Covered Suppliers source tin from MSC that is contained in the Reported Products.

The Company has reviewed the MSC Conflict Minerals Policy which discloses that MSC generally sources its tin concentrates, crude tin and secondary tin bearing material from all over the world. Additionally, the MSC Conflict Minerals Policy discloses that between 15-20% of the tin MSC produces is sourced from miners in Central Africa, and that the majority of MSC’s smelter intake from Central Africa is currently from Rwanda and from the southern Katanga Province of the Democratic Republic of the Congo.

3.	Future Due Diligence Measures

The Company plans to request its Covered Suppliers who source Conflict Minerals from MSC to obtain additional information from MSC to identify the mine or location of origin and the chain of custody of those Conflict Minerals used in the Reported Products with the greatest possible specificity.

Part II. Product Description

Based on the information currently available to the Company, the Company has identified the following Reported Products that contained tin sourced from MSC during calendar year 2013:

•	Plumbing, electrical and metal work solder products

•	Valves used for medical industry cylinders

The facilities used to process the Conflict Minerals in the Reported Products are owned by Malaysia Smelting Corporation Berhad in Penang, Malaysia.

The country of origin of the Conflict Minerals used in the Reported Products described in this Conflict Minerals Report is unknown.